Turbo Energy, S.A.

Street Isabel la Católica, 8, Door 51,

Valencia, Spain 46004

August 28, 2023

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Eiko Yaoita Pyles

Anne McConnell

Sarah Sidwell

Erin Purnell

Re:	Turbo Energy, S.A.

Amendment No. 1 to Registration Statement on Form F-1

Filed July 26, 2023

File No. 333-273198

Ladies and Gentlemen:

We hereby submit the responses of Turbo Energy, S.A. (the “Company”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated August 4, 2023, providing the Staff’s comments with respect to the Company’s Amendment No. 1 to Registration Statement on Form F-1 Filed on July 26, 2023. Concurrently with the submission of this letter, the Company is submitting the Amendment No.2 to the Registration Statement (the “Amendment No. 2”) on Form F-1 together with certain exhibits via EDGAR with the Commission.

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Amendment 1 to Form F-1 filed July 26, 2023

Representative’s Warrant, page 100

1.	We note that the total number of ADs purchasable with the Representative’s Warrant for both the over allotment option and the non-over allotment option are blank. Please revise to provide the total number of ADs.

RESPONSE: In response to the Staff’s comments, we have revised and included the total number of ADs purchasable with the Representative’s Warrant for both the over allotment option and the non-over allotment option.

2.	We note that the Form of the Representative’s Warrant includes a provision that any legal action may only be instituted in a state or federal court in the city of Los Angeles, California. Please add a discussion in risk factors that clearly describes any risks or other impacts on potential investors. Risks may include, but are not limited to, increased costs to bring a claim and that these provisions can discourage claims or limit investors’ ability to bring a claim in a judicial forum that they find favorable. The disclosure should address any uncertainty about enforceability.

RESPONSE: In response to the Staff’s comments, we respectfully advise the Staff that we have included such a risk factor on page 26 under the heading “The form of Representative’s Warrant provides that any legal action may only be instituted in a state or federal court in the city of New York, New York, which may result in holders of the Representative’s Warrant having limited choice of forum and limited ability to obtain a favorable judicial forum for complaints against us or our respective directors, officers or employees.” We have made conforming revisions throughout the document accordingly.

Exhibit Index

Exhibit 5.2 - Opinion of Bevilacqua PLLC regarding the Underwriter’s Warrant, page II-1

3.	We note that your legal opinion states that “Because the Representative’s Warrant contains provisions stating that they are to be governed by the laws of the State of New York, we are rendering this opinion as to New York law.” However, the Form of the Representative’s Warrant (Exhibit 4.3) states that the governing law is the State of California. Please revise and reconcile as to the governing law of the Representative’s Warrant.

RESPONSE: In response to the Staff’s comments, we have revised the Form of the Representative’s Warrant to reflect that any legal action may only be instituted in a state or federal court in the city of New York, New York.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at +34 961 196 250 or Louis Bevilacqua of Bevilacqua PLLC at (202) 869-0888 (ext. 100).

Sincerely,

TURBO ENERGY, S.A.

By:	/s/ Enrique Selva Bellvis
Name:	Enrique Selva Bellvis
Title:	Chief Executive Officer

cc:	Louis A. Bevilacqua, Esq., Bevilacqua PLLC